August 12, 2019

Glenn Mattes
President and Chief Executive Officer
TFF Pharmaceuticals, Inc.
2801 Via Fortuna, Suite 425
Austin, Texas 78746

       Re: TFF Pharmaceuticals, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 17, 2019
           CIK No. 0001733413

Dear Mr. Mattes:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted July 17, 2019

Our Business
TFF Vori - For the Treatment of Invasive Pulmonary Aspergillosis, page 32

1. We note your disclosure on page 33 that previous third-party studies report that inhaled
       Voriconazole has been "effective" as a therapy in humans. Findings of efficacy are determinations that are solely within the authority of the FDA. Please delete or revise this statement.
2. We note your added disclosure that you have completed a 28-day toxicity study in rats and a 14-day study in dogs. Please disclose the material results and data from these studies.
 Glenn Mattes
FirstName LastNameGlenn Mattes
TFF Pharmaceuticals, Inc.
Comapany NameTFF Pharmaceuticals, Inc.
August 12, 2019
August 12, 2019 Page 2
Page 2
FirstName LastName
Other Potential Dry Powder Products, page 35

3. We note your statement that CBD is "recognized for the treatment of various epilepsy syndromes as well as anxiety, insomnia, and different types of pain," and that the "broader class of cannabinoids are believed to be additionally beneficial for inflammation, symptoms of multiple sclerosis, anorexia, schizophrenia, and other conditions." Please revise your disclosure to clarify that the FDA must approve any CBD products that are marketed for therapeutic uses, and that aside from Epidiolex, there are no other FDA-
         approved drug products that contain CBD.
4. Please add risk factor discussion of the regulatory environment surrounding CBD products, including how it would impact your business. In particular, please address the impact of the Controlled Substances Act of 1970 and the Agriculture Improvement Act of
         2018 on your development plans.
Description of Securities, page 60

5. We note your revised disclosure regarding the exclusive forum provisions in your governing documents. Please also disclose whether the provisions apply to actions arising under the Securities Act. If so, please also state that there is uncertainty as to whether a court would enforce such provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If these provisions do not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provisions in your governing documents state this clearly. In addition, we note that the exclusive forum provisions in your governing documents provide that if no state court located within the
         State of Delaware has jurisdiction, the federal district court for the District of Delaware shall be the exclusive forum. Please reflect this in your disclosure. You may contact Christine Torney at 202-551-3652 or Mark Brunhofer at
202-551-3638
if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Healthcare & Insurance
cc:      Daniel K. Donahue - Greenberg Traurig, LLP